Exhibit 99.1

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

PROXY STATEMENT AND NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 18, 2024

November 18, 2024

Dear Shareholder:

Notice is hereby given that an annual general meeting of shareholders (the “Meeting”) of WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company”), will be held on December 18, 2024 at 11:00 a.m. Singapore Time (December 17, 2024 at 10:00 p.m. Eastern Time), at our executive office at 35 Tampines Street 92, Singapore 528880, for the following purposes:

1. Proposal One. By an ordinary resolution, to re-appoint five directors to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors. The Board urges shareholders to vote “FOR” the re-appointment of all the directors in Proposal One.

2. Proposal Two. By an ordinary resolution, to approve the appointment of OneStop Assurance PAC (“OneStop”) as the Company’s independent registered public accounting firm for the fiscal year ending on June 30, 2025 (the “Appointment of OneStop”). The Board urges shareholders to vote “FOR” Proposal Two.

3. Proposal Three. By an ordinary resolution, (A) to approve a share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.000000385 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.000000385 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-forty (40) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”), and (B) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the exact ratio within the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation. The Board urges shareholders to vote “FOR” Proposal Three.

4. Proposal Four. By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two and/or Proposal Three. The Board urges shareholders to vote “FOR” Proposal Four.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov and is also attached to this Notice.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,

/s/ Bin Xue
Bin Xue
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON DECEMBER 18, 2024.

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

Proxy Statement

The board of directors (the “Board”) of WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an annual general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on December 18, 2024 at 11:00 a.m. Singapore Time (December 17, 2024 at 10:00 p.m. Eastern Time), at our executive office at 35 Tampines Street 92, Singapore 528880.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the Reappointment of Directors, 2) the approval of the Appointment of OneStop, 3) the approval of the Share Consolidation, and 4) the approval of the adjournment of the Meeting if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	“FOR” the re-appointment of the nominated directors;

●	“FOR” the Appointment of OneStop;

●	“FOR” the Share Consolidation;

●	“FOR” the adjournment of the Meeting.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on October 31, 2024, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 41,898,715 Class A ordinary shares and 21,395,400 Class B ordinary shares (collectively, “Ordinary Shares”) of the Company issued and outstanding. Holders of Ordinary Shares as of the Record Date are entitled to one vote on a poll for each Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

●

By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card;

By Email: Please email your signed proxy card to Proxy@Transhare.com; or

By Fax: Please fax this proxy card to 1.727. 269.5616.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

●	“FOR” the re-appointment of all the nominated directors;

●	“FOR” the Appointment of OneStop;

●	“FOR” the Share Consolidation

●	“FOR” the adjournment of the Meeting.

What constitutes a quorum?

According to the Company’s Articles of Association, a meeting of shareholders is duly constituted if there are two Members entitled to vote and present in person, through their authorised representative or by proxy, holding in aggregate at least one-third of the issued voting share capital of the Company entitled to vote on resolutions of Members to be considered at the meeting.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meeting?

In accordance with the articles of association of the Company, all resolutions put to the vote of the Meeting shall be decided by way of a poll.

What is required to approve each item?

●	For Proposal One, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to appoint each director.

●	For Proposal Two, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Three, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Four, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

For the purpose of determining whether the shareholders have approved Proposal One and Proposal Three abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two and Proposal Four, abstentions, if any, will not be counted as votes cast and will not affect the outcome of these Proposals, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Two and Proposal Four, which are considered routine matters.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our transfer agent or proxy agent, Transhare Corporation as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

PROPOSAL ONE

RE-APPOINTMENT OF DIRECTORS

Background

The Board is responsible for managing and conducting the business of the Company, establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers.

There are currently five directors serving on the Board. The individuals who have been nominated for re-appointment to the Board at the Meeting are listed in the table below. Each of the nominees is a current director of the Company.

The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if appointed as a director.

The names, the positions with the Company and the ages as of the Record Date of the individuals who are our nominees for re-appointment as directors are:

Name	Age	Position(s)
Bin Xue	43	Chief Executive Officer, Chairman of the Board and Director
Michelle Ting Ting Tan	31	Chief Operating Officer, Director
William Tat-Nin Chang	69	Independent Director
Fangqin Lin	55	Independent Director
Lizhi Qiao	42	Independent Director

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to the Company. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board and the Nominating Committee of the Board consider the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Bin Xue is the founder of the Company and has been its chief executive officer since August 2019; Mr. Xue is also the chairman of our board of directors. Mr. Xue started his career as an engineer at SMIC Thermal Couple (TC) Lab from 2004 to 2006, where he conducted TC research. Between March 2006 and May 2012, Mr. Xue served as a senior engineer at Global Founderies where he was in charge of 65nm & 45nm SRAM low power and generic process development, poly module and reliability issue. Between May 2012 and August 2019 and prior to founding the Company, Mr. Xue served as the co-founder and the chief strategy officer of Ezbuy Group, which later merged with Lightinthebox Holding Litb, a New York Stock Exchange listed company, where he was responsible for setting up the operations infrastructure, spearheading the regional growth plan and leading the company’s international expansion, which included building up teams in Malaysia, Indonesia, Thailand, Taiwan, and Pakistan. At Ezbuy, Mr. Xue accumulated over 7 years of e-commerce experience across all major disciplines such as business strategy, finance management, product design, marketing, customer service and logistics. Mr. Xue obtained Bachelor of Science degree in Mechanics and Engineering Science from Fudan University degree in 2004, and Master of Science degree in Microelectronics from the National University of Singapore in 2008.

Ting Ting Michelle Tan has served as a director of the Company since January 2019 and the chief operating officer since January 2022, and her responsibilities included analyzing systems and implementation of sales, setting up systems for customer service department, managing digital marketing, formulating and executing plans for remarketing to increase revenue, setting up marketing communication channels, and developing the Indonesian market. From December 2012 to January 2017, Ms. Tan served as a team leader of Alfestco Ptd Ltd., where she conducted interviewed and trained new sellers, handled stock taking, oversaw the daily operations of the Little Christmas Hat project, which included managing a group of 30 people daily, scrutinized stocks and ensured proper documentation of the project. From July 2017 to May 2018, Ms. Tan was a management trainee of Ezbuy, where she planned and supported daily operations in logistics department, organized and assisted in various warehouse sales, and crafted plans to improve operation systems and efficiency. Ms. Tan obtained her Bachelor of engineering degree with honors from National University of Singapore in 2017.

William Tat-Nin Chang serves as our independent director and chairman of the compensation committee and nominating committee and as a member of the audit committee. Before joining the Company, Mr. Chang had over 25 years of experience in the telecommunication industry. Mr. Chang worked as a regional director in Nortel (Asia Pacific) from 1997 to 2002. He then performed as the CEO at TG-Nortel/3D from 2002 to 2005. From 2005 to 2007, he was a managing director of Nokia (Malaysia) and a regional director of Nortel (Asia Pacific). From 2007 to 2009, he was the CEO of Nokia Siemens Multimedia/APAC and the country director of Nokia Siemens (Malaysia). From 2009 to 2010, he was the head of the indirect channel business at Nokia Siemens (Asia North Sub-region). From 2010 to 2013, he was the Chief Planning & Strategy Officer of U Mobile (Malaysia), and from 2013 to the present, he is the managing partner of e-Tel Consulting LLP (Singapore/Asia Pacific region). Mr. Chang has extensive business management, operations, and business development experiences with an excellent track record for start-ups, business transformation and sustainable business growth, with proven track records and a network of executive contacts in the Asia Pacific region and Canada/USA. Mr. Chang obtained a bachelor’s degree of Applied Science (BASc) in the University of British Columbia and a master’s degree of Business Administration (MBA) from the National University of Singapore.

Fangqin Lin serves as our independent director, the chairwoman of the audit committee, and a member of the compensation and nominating committees. Ms. Fangqin Lin has over 20 years of experience in finance planning & analysis (“FP&A”) and financial control. Ms. Lin started her career in 1993 with Hongcheng Trading Co. in Xiamen China as a financial officer, where she was responsible for maintaining full sets of accounts, preparing monthly reports, and monitoring cash accounts. She would thereafter spend two decades at Citibank Singapore. From July 2009 to February 2019, Ms. Lin served as the head of finance and FP&A and senior vice president, where she was in charge of facilitating the monthly management meeting and ensuring follow-up with stakeholders for action items, overseeing transformation projects, and designing sales incentive program design and tracking, performance management, and ensuring the effectiveness of client experience programs. From November 2017 to October 2022, Ms. Lin was in charge of supervising FP&A activities that supported IPB, GCB Retail Bank, Citibusiness, GCB Expense, and overall GCB coverage, and overseeing finance model and ICAAP Model attestation. Ms. Lin obtained a degree of Master of Science in Management from the National University of Singapore and a Master of Economics from Xiamen University.

Lizhi Qiao serves as our independent director and a member of the compensation, nominating, and audit committees. Before joining the Company, Mr. Qiao had over 14 years of experience in the tech hardware and e-commerce industry. Mr. Qiao worked as a product engineer at Global Founders Singapore from 2008 to 2010. He then performed as the co-founder of EZBUY from 2010 to 2019. From 2019 to the present, he is a vice president of global expansion of Light in the Box (NYSE: LITB). Mr. Qiao has extensive experience in B2C e-commerce, especially in market operations, customer relations, and product design and execution. Mr. Qiao obtained a bachelor’s degree in Electrical Engineering from the National University of Singapore.

Family Relationships

None of the directors, director appointees, or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our director nominees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

The transactions amount due to directors are as of the following:

	2023	2022	2021
Beginning of the years January 1	$25,336	$68,786	$7,783
Advances for operation and administration expenses	—	13,724	1,671,801
Exchange difference	593	—	—
Payments made to a director	25,929	(25,009)	(1,610,798)
Reversal of a related party payable due to disposal of a subsidiary	—	(32,165)	—
Years ended December 31	$25,929	$25,336	$68,786

General Information

All directors will hold office until their reelection pursuant to their respective employment agreements and/or offer letters, or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (or in the case of Members who are corporations, by their respective duly authorised representative) at the Meeting is required to appoint each director. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” all the director nominees in this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” ALL OF THE DIRECTOR NOMINEES DESCRIBED IN THIS PROPOSAL.

PROPOSAL TWO

TO APPROVE THE APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

We are proposing to approve the appointment of OneStop Assurance PAC (“OneStop”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee of the Board has appointed OneStop to serve as the Company’s fiscal year ending December 31, 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of OneStop be approved by shareholders.

Audit services to be provided by OneStop for fiscal 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of OneStop is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of OneStop is not approved, the Audit Committee of the Board will reconsider the appointment.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (or in the case of Members who are corporations, by their respective duly authorised representative) at the Meeting is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ISSUED AND UNISSUED ORDINARY SHARES

Background

We are proposing to approve (A) the consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.000000385 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.000000385 each share in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-forty (40) (the “Range”), with the exact ratio to be set at a whole number within this Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”), and (B) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated or giving effect to and implementing by the Share Consolidation, including determining the exact ratio within the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the trading symbol of “WBUY.” In order for the Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Ordinary Shares from the Nasdaq Capital Market (“Nasdaq”) would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within the Range to be determined by the Board in its sole discretion within one year after the shareholders’ approval (and if the Board did not determine a ratio within such one-year period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Ordinary Shares of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized Ordinary Shares, will be consolidated at the ratio between one (1)-for-ten (10) and one (1)-for-forty (40), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio between one (1)-for-ten (10) and one (1)-for-forty (40), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (or in the case of Members who are corporations, by their respective duly authorised representative) at the Meeting is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO AND PROPOSAL THREE.

Proposal Four, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Four is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two and/or Proposal Three.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy (or in the case of Members who are corporations, by their respective duly authorised representative) at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the appointment of directors, the appointment of OneStop, the Share Consolidation, and the adjournment of the Meeting to a later date or dates, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: November 18, 2024	By	Order of the Board of Directors

/s/ Bin Xue
Bin Xue Chief Executive Officer